Filed by Corporate Capital Trust, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934

Subject Company: Corporate Capital Trust, Inc.

Commission File No. 814-00827

The following are excerpts from Corporate Capital Trust, Inc.’s earnings call held on November 8, 2018 for the period ended September 30, 2018.

Todd Christopher Builione:  Now let's shift gears and review the merger of CCT and FSIC, which we're focused on successfully completing. We believe that merging CCT and FSIC will provide business and operational synergies in the near and longer term that will expand shareholder value. Specifically, we expect the combination to reduce administrative costs, further expand and diversify the investment portfolio, improve trading liquidity, which should help attract more institutional buyers, and optimize our capital structure, with lower borrowing costs.

The merger remains on track, and we expect to close by the end of the year subject to shareholder approval and of course the satisfaction of other closing conditions. I'd like to reiterate the CCT Board's recommendation of voting for each of the proposals set forth in the proxy. As a reminder, this will be a NAV for NAV transaction, with CCT shareholders receiving an equal value of FSIC's common stock based upon the NAVs of each fund at the time of closing.

Upon or prior to closing, CCT will declare a special distribution to its shareholders, representing any previously undistributed taxable income and net realized capital gains. The distribution will help ensure that CCT maintains its treatment as a RIC during the tax year ending with the day of the merger and to eliminate any U.S. federal income tax on its taxable income.

Let's now turn to share repurchases. Since listing last November, CCT's total share count has been reduced by roughly 9% through a combination of repurchases and a tender program. To be clear, we believe the current share price presents an attractive opportunity to repurchase more of our common stock - and that share buybacks would be accretive. As such, we've been investigating the viability (from a regulatory perspective) of share repurchases during this proxy solicitation period. We've been advised by counsel that it would be imprudent to announce or execute share buybacks until after the merger with FSIC has closed.

I'll note that historically we announced a share repurchase program when our shares were trading at a meaningful discount to NAV. And when we announced the program we aggressively fulfill the entire amount. Our philosophy has not changed.

Finally, we, the FS/KKR Advisor, have historically discussed a strategy to consolidate the non-traded funds in the platform into one publicly traded entity as a means to create value for both our public and non-traded shareholders. Given recent trading performance of both FSIC and CCT, we do not believe current conditions support such a consolidation. And even when these conditions improve, let me be clear by saying that consolidation of these non-traded BDCs with our listed BDC will need to be accretive to CCT shareholders, position the public traded vehicle for success and be in the interest of all shareholders.

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Ryan L.G. Wilson:  Turning to dividends. For the quarter we paid a regular dividend of $0.40 per share, representing an attractive 11% annualized yield based on Tuesday's closing share price. We expect to declare a fourth quarter dividend of at least $0.40 per share, subject to Board approval. Assuming the merger with FSIC closes in Q4 following the satisfaction of all conditions, the size of the dividend will also be designed to distribute any undistributed taxable income and net realized capital gains, as Todd mentioned.

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Finian Patrick O'Shea:  Hi guys, thanks for taking my question. Again, just -- to start out, in light of the context of the FS commentary this morning, that its older vintage, 2013, 2014 would be somewhat of a struggle for some time, can you talk about that? And the merger proposition for CCT shareholders, what it means for economics, allocation to new paper and so forth?

Todd Christopher Builione:  Fin, thanks. This is Todd. Thanks for that question. It's a good one. I'll take it, and then Dan will probably add to it a little bit. So first, just for context, as a reminder, it's a NAV for NAV deal, right. And what that means is that we'll actually strike the NAV two days before closing, once we complete shareholder approval. That NAV will go through the same rigorous process as each quarter-end NAV goes through, so third-party valuation firm on nearly 100% in Level 3 assets, KKR valuation committee, then of course our Board. I think as you know KKR has been involved in the valuations for two quarters now, the end of June, end of September. We definitely understand the challenges in FSIC's book. We've been around the book for more than a year now. That's the context. I think we continue to focus on the strategic drivers of the merger and continue to be quite excited about them. One, greater portfolio diversification. The pro forma portfolio will be $8 billion across 220 companies. Concentration, as an example, for CCT shrinks from top 10 issuers being 35% of the book -- or 27% of the book, sorry, to 18% of the book. Those are based on end of September numbers. We like, for example, how the first lien bucket is going to go up from 39% in CCT today to 51% of the combined company. There will be lower financing costs over time. I don't think it's any secret that bigger BDCs tend to finance more cheaply. Lower operating expenses, we expect at least $5 million to $7 million of run rate operating expenses across the combined business. And then importantly, given where our stock price is today, better secondary market liquidity, we -- average daily trading volume we expect to go to something like $13-plus million. We think that's an invitation for more institutional investors, which we think is a big opportunity for our stock. So that's a bit of context for you. Maybe Dan comments a little bit more about the portfolio.

Daniel Ryan Pietrzak:  Yes. Fin, you heard us go into some detail about some of those older vintages positions, some of those challenges in that book are things we'd look to avoid going forward. I think we've been pretty clear and I gave a decent amount of color for specific things in there and as we're thinking about the rest of the portfolio. And we know there is some real work to do there and we've got the resources to address it.

Finian Patrick O'Shea:  Thank you, guys, for that color. And I just want to expand on one of the main benefits you're outlining, the sort of incremental operating margin, sort of -- and Todd, I think you just gave me a number $5 million to $7 million. Looking at these -- before the merger came forth, the proposition, you guys were both on the very good, and if not exemplary, on the G&A measure. And then it's been going that way with the debt facilities as well with your large family facility. So if I look at the incremental cost as G&A -- this sort of G&A runs off -- how much different is it from your, say 2017 G&A? And then how much more can the debt improve from here as well?

Todd Christopher Builione:  Well, a few things. One -- yes, I think you're right. We threw the -- we threw the number out. So $5 million to $7 million is what we think will be incremental run rate operating expense savings. It's from things like duplicative costs, right, legal costs, accounting, audit fees, administrative overhead and so that number is meant to be the combined savings on a pro-forma basis across the business. I think you're right. We appreciate your comments around the work we've been doing on costs, the financing facility -- the revolver that we put in place earlier this year, it's been a big strategic benefit we think to our entire BDC platform. That being said, we will always have continued work to do on financing and we think that it will be a big positive to have the business on a combined basis, have a much larger balance sheet and to be able over time to tap into markets at cheaper rates.

Daniel Ryan Pietrzak:  Yes, and Fin, I'll just add to that. I mean, I think it's -- I think we've been very happy and quite frankly proud of that revolver getting done and the cost savings you saw we talked about in last quarter. Not only is it just a cost point about the size of that balance sheet as Todd mentioned, but just access to the sort of different markets, access to different conversations and anyone likes a broader variety of funding sources.

Todd Christopher Builione:  Yes, and just because it's been some time since the last call, I mean, if you look at the revolver across CCT and FSIC, the combined entity, we think it will result in something like $9 million to $10 million of annual savings. So it's real.

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Casey Jay Alexander:  Hi, good morning. And certainly appreciate the commentary that at least you explored the opportunity of trying to repurchase shares during the proxy period given that the shares were to a certain extent handcuffed to someone else's performance. So I certainly appreciate that. Let me ask you a question about the dividend. You expect to declare a fourth quarter dividend of at least $0.40 a share. I mean, would that -- do you expect to fully bake in a $0.40 per share plus a special before the deal closes? Or would that $0.40 per share be somehow pro-rated based upon the amount of the quarter that's still left to go assuming the merger closes? I'm a little unclear about the mechanics of it.

Todd Christopher Builione:  Yes, Casey, it's Todd. We appreciate you asking that question because I think there is a little bit of intricate stuff in there and so it gives us an opportunity to explain it to everyone. Both CCT and FSIC plan to make a regular dividend -- in CCT's case, it will be a regular $0.40 dividend subject to Board approval, as it always is. The intricacy here is that if the merger closes, we will be making, CCT, a special merger-related dividend, which will be designed to distribute the undistributed taxable income and net realized capital gains that we will need to do from a tax perspective. In terms of mechanics, the Board will approve both that regular dividend as well as the special dividend together and we'll make it in one distribution.

Casey Jay Alexander:  Okay. And the regular dividend would be coming out of sort of earned income and therefore not be as impactful to NAV as the special dividend, which would be coming out of previously earned income and therefore would be more impactful to NAV. Am I thinking about that right?

Todd Christopher Builione:  Another good question. And yes, you are.

Casey Jay Alexander:  Okay. And a similar structure for FSIC. And then if I understood what you said previously correctly, everybody revalues their investments two days before the close and we strike new NAVs based upon the revaluation of everyone's investments plus the impact of the special dividends.

Todd Christopher Builione:  That's exactly right. I know I said it earlier, but the revaluation will be the same rigorous process that it is at every quarter-end.

Casey Jay Alexander:  Awesome. All right. Well, I think I understand it a little bit better now. I certainly appreciate the answers to those. One last thing. CCT probably has more variable rate liabilities and arguably a little bit less floating-rate assets than your average BDC. I know that mix changes after you execute the merger, but how would you expect maybe possibly massaging that somewhat after the merger closes? Or will it be necessary?

Daniel Ryan Pietrzak:  Yes. It's Dan Pietrzak. I think -- couple things. One, the fixed rate debt would have historically come from tapping one form of these unsecured bond market. We were probably in the initial phases out of CCT of doing that. And we've done. We've done a handful of deals. My expectation, though, is just going to your asset side, I mean this is a portfolio that is focused on the upper end of the middle market, which is generally a senior secured loan product which is generally floating rate like at 75%-plus today. I think that number continues and -- I think we're mindful about not trying to make sort of interest rate guessing here. I think we're credit folks and not trying to make directional rate calls. So I think we're going to be mindful about that kind of fixed and floating mix and mindful about what it looks like on the asset side.